UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-9618

INTERNATIONAL TRUCK AND ENGINE CORPORATION

IC CORPORATION 401(k) PLAN

(Full Title of the Plan)

NAVISTAR INTERNATIONAL CORPORATION

4201 Winfield Road

Warrenville, Illinois 60555

(Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

IC Bus, LLC (formerly IC Corporation) is a wholly-owned subsidiary of Navistar, Inc. (formerly International Truck and Engine Corporation). Navistar, Inc. is the Plan Administrator of the IC Corporation 401(k) Plan (“Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2005 and 2004, and for the year ended December 31, 2005, and the schedule as of December 31, 2005, have been prepared in accordance with the financial reporting requirements of ERISA.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

IC Corporation 401(k) Plan

By:	Navistar, Inc. (formerly International Truck and Engine Corporation)
Plan Administrator

/s/ John P. Waldron
John P. Waldron
Vice President and Controller
(Principal Accounting Officer)

May 27, 2008

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FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

IC CORPORATION 401(k) PLAN

DECEMBER 31, 2005 AND 2004

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

International Truck and Engine Corporation:

We have audited the accompanying statements of net assets available for benefits of the IC Corporation 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) is presented for the purpose of additional analysis and is not required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

GRANT THORNTON LLP

Chicago, Illinois

October 25, 2006

IC Corporation 401(k) Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2005	2004
Assets
Investment in Master Trust (note C)	$10,535,759	$7,712,321
Participant loans	503,063	265,053

Total investments	11,038,822	7,977,374

Receivables
Participant contributions	70,241	—
Employer retirement contributions	1,051,706	919,747
Employer matching contributions	136,801	124,241

Total receivables	1,258,748	1,043,988

NET ASSETS AVAILABLE FOR BENEFITS	$12,297,570	$9,021,362

The accompanying notes are an integral part of these statements.

IC Corporation 401(k) Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2005

Additions to net assets
Net earnings of Master Trust (note C)	$677,724
Participant loan interest	18,827

Contributions
Participant contributions	1,806,964
Employer retirement contributions	1,055,384
Employer matching contributions	405,116
Rollovers from other qualified plans	59,493

Total contributions	3,326,957

Total additions to net assets	4,023,508

Deductions from net assets
Benefits paid to participants	734,430
Administrative expenses	5,183

Total deductions from net assets	739,613

Increase in net assets prior to transfers	3,283,895

Transfers to/from other related qualified plans, net	(7,687)

INCREASE IN NET ASSETS	3,276,208

Net assets available for benefits
Beginning of year	9,021,362

End of year	$12,297,570

The accompanying notes are an integral part of this statement.

IC Corporation 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE A - DESCRIPTION OF THE PLAN

The following description of the IC Corporation 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is sponsored by International Truck and Engine Corporation (the “Company”). The Plan is a defined contribution plan covering certain eligible employees of IC of Oklahoma, LLC (“Tulsa”) and IC Corporation (“Conway”), which are subsidiaries of the Company. The Plan (formerly named the 401(k) Plan for the Non-Bargaining Unit Employees of American Transportation Corporation), was established in 1982, and has subsequently been restated and amended to maintain qualification under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986 (the “IRC”) and to modify the provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Participant contributions may be made to the Plan on a pretax basis, an after-tax basis, or a combination of both. Pretax salary reduction contributions to the Plan are subject to annual maximum limits equal to the lesser of 90% of a participant’s eligible compensation or a prescribed Internal Revenue Service dollar amount. In addition, for 2005 and 2004, those participants who were age 50 or over during the Plan year had the ability to defer additional amounts on a pretax basis. After-tax contributions are subject to annual maximum limits of 90% of eligible compensation. The total of pretax and after-tax contributions cannot exceed 90% of eligible compensation. Both pretax and after-tax contributions may be elected at a minimum level of 1% of eligible compensation at any time. Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan, if such contributions satisfy applicable regulations. Such employees are not required to be participants for any purpose other than their rollover account; however, no pretax salary reduction contributions may be made until such time as such employee would otherwise become eligible to and does elect participation in the Plan.

The Plan permits the Company to make matching and discretionary retirement contributions for Tulsa participants. Company matching and discretionary retirement contributions are subject to a vesting schedule based upon the participant’s length of employment, and fully vest upon completion of five years of service. The Company matches 50% of the first 6% of eligible pretax compensation deferred by the participant for those participants who have completed one year of service. Effective for the 2005 Plan year, the participant is immediately eligible to receive such matching contributions. Retirement contributions are allocated to eligible members and are calculated as a percentage of eligible compensation, based on the participant’s age at the end of each calendar quarter.

IC Corporation 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2005 and 2004

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions - Continued

Non-vested Company matching contributions are forfeited when a participant retires or terminates service. Such forfeitures are used to offset future Company contributions. At December 31, 2005 and 2004, forfeited non-vested accounts totaled $142,232 and $125,708, respectively. For the Plan years ended December 31, 2005 and 2004, $120,000 and $100,000, respectively, of forfeitures were used to offset Company contributions. Salary reduction contributions and rollover contributions are fully vested immediately.

Investment Options

Company matching and discretionary retirement contributions are initially invested in the Frank Russell Aggressive Balanced Fund. Once assets are in the fund, participants can direct them to any other investment option available in the Plan. Once assets are moved out of the Frank Russell Aggressive Balanced Fund, they cannot be transferred back. Participants direct the investment of their account balances and future contributions. Investment options during 2005 and 2004 consisted of funds classified as mutual funds, commingled funds, separate accounts or Navistar International Corporation (“Navistar”) common stock.

Participant Accounts

Individual accounts are maintained for each Plan participant. Contributions and assets allocated to a specific investment fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Realized gains and losses, unrealized appreciation and depreciation, and dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers’ fees are charged to participants’ accounts as a reduction of the return earned on each investment option. Most other administrative costs related to the Plan are paid directly by the Company.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from one to five years, with the exception of loans made for the purchase of a principal residence, which may be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator.

IC Corporation 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2005 and 2004

NOTE A - DESCRIPTION OF THE PLAN - Continued

Payment of Benefits

Participants may request either an in-service or hardship withdrawal of certain of their account assets. Participants may only withdraw authorized pretax salary reduction contributions after attaining age 59- 1/2, or on a hardship basis prior to attaining age 59- 1/2. Company matching and discretionary retirement contributions and investment earnings thereon are not eligible for in-service withdrawal.

Vesting

A participant’s vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability or dies. When the participant terminates employment, the vested portion of the account will be distributed if the asset value is $1,000 or less. If the asset value is more than $1,000 but not more than $5,000, and the participant has not elected to have such distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover, or to receive the distribution directly in accordance with the provisions of the Plan, then the Plan will pay the distribution in a direct rollover to an individual retirement plan as designated by the Plan. If the asset value is more than $5,000, the participant has the option of receiving the account upon separation or deferring receipt until no later than age 65. Accounts are distributed in a single sum. If the account includes 100 or more shares of Navistar common stock, the distribution of that portion of the account will be made in the form of full shares of common stock and a cash payment for any fractional shares. For accounts with less than 100 shares of Navistar common stock, the distribution will be made in cash.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

IC Corporation 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2005 and 2004

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investment in the International Truck and Engine Corporation Defined Contribution Plans Master Trust (the “Master Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

Participant loans are valued at cost which approximates market value. Security transactions are accounted for on the trade date. Dividend income is accrued on the ex-dividend date.

Participant Withdrawals

As of December 31, 2005 and 2004, there were no benefits which were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

Administrative Fees

Most administrative expenses of the Plan are paid by the Company.

NOTE C - MASTER TRUST

All of the Plan’s investment assets are held in a trust account at JPMorgan Chase Bank (the “Trustee”) and consist of a divided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of plan assets with the assets of other defined contribution plans sponsored by the Company and its affiliated companies for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

IC Corporation 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2005 and 2004

NOTE C - MASTER TRUST - Continued

The participating plans in the Master Trust and their respective percent interests as of December 31, 2005 and 2004, calculated on a cash basis, are as follows:

	2005	2004
International Truck and Engine Corporation 401(k) Retirement Savings Plan	42.59%	45.66%
International Truck and Engine Corporation 401(k) Plan for Represented Employees	31.07	32.07
International Truck and Engine Corporation Retirement Accumulation Plan	24.40	20.76
IC Corporation 401(k) Plan	1.94	1.51

The following table presents the carrying value of investments of the Master Trust as of December 31:

	2005	2004
Cash and cash equivalents	$10,000	$107,299
U.S. Government securities	123,574	278,283
Common and collective funds	270,524,669	255,273,470
Registered investment companies	244,452,225	225,750,589
Navistar common stock	27,826,582	26,539,012

Total investments	$542,937,050	$507,948,653

IC Corporation 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2005 and 2004

NOTE C - MASTER TRUST - Continued

The net investment earnings of the Master Trust for the year ended December 31, 2005, are summarized below:

Dividend and interest income
Common and collective funds	$394
Registered investment companies	9,208,286
Navistar common stock	5,353

Total dividend and interest income	9,214,033

Net realized/unrealized appreciation (depreciation) in fair value of investments

U.S. Government securities	3,880
Common and collective funds	13,838,484
Registered investment companies	6,913,116
Navistar common stock	(9,596,269)

Net appreciation in fair value of investments	11,159,211

Net investment earnings	$20,373,244

NOTE D - NON-PARTICIPANT-DIRECTED INVESTMENTS

The Company initially directs the investment of certain contributions. The Company employs professional investment managers, as selected by the Pension Fund Investment Committee of the Company, to manage such investment portfolio. It is intended that the assets will be invested on a long-term basis, consistent with the purpose of the Plan to provide retirement benefits. Such Plan assets held in the Master Trust and for the years ended December 31, 2005 and 2004, were invested in the Frank Russell Aggressive Balanced Fund, a mutual fund which invests in common stocks of United States and foreign companies and in intermediate bonds. Effective January 1, 2003, participants were given the option of directing the investment of such Company contributions. After such contributions are initially deposited in the fund, participants can direct them to any other investment option available in the Plan. Once assets are moved out of the Frank Russell Aggressive Balanced Fund, they cannot be transferred back.

IC Corporation 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2005 and 2004

NOTE D - NON-PARTICIPANT-DIRECTED INVESTMENTS - Continued

Information about the Plan’s net assets and significant components of the changes in the Plan’s net assets relating to the non-participant-directed investments as of December 31, 2005 and 2004, and for the year ended December 31, 2005, calculated on a cash basis, is as follows:

	2005	2004
Net assets - Frank Russell Aggressive Balanced Fund	$4,039,661	$2,799,029

Changes in net assets
Net realized/unrealized appreciation in fair value of investments	$358,842
Interest and dividend income	15
Employer discretionary retirement contributions	923,424
Employer matching contributions	512,556
Transfers to other investment funds	(348,645)
Benefits paid to participants	(205,560)

Total changes in net assets	$1,240,632

NOTE E - TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter dated September 17, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

IC Corporation 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2005 and 2004

NOTE F - TERMINATION OF THE PLAN

Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated or contributions thereto have been completely discontinued, the rights of all participants to the amounts credited to their accounts shall be nonforfeitable and the interest of each participant in the funds will be distributed to such participant or his or her beneficiary in accordance with the Plan terms and ERISA. If the Plan is terminated, Plan participants will be fully vested in any funds allocated to them.

NOTE G - RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by JPMorgan/American Century. JPMorgan Retirement Plan Services is the record keeper as defined by the Master Trust and, therefore, these transactions qualify as party-in-interest transactions. Also qualifying as party-in-interest transactions are transactions relating to participant loans and Navistar stock. Fees paid by the Plan for the investment management services are computed as a basis point reduction of the return earned on each investment option, and are included in net earnings of the Master Trust.

NOTE H - SUBSEQUENT EVENT

The Company failed to file on a timely basis its financial results for fiscal year 2005 with the Securities and Exchange Commission. Because of the delay and until such results are filed, participants were not allowed to acquire additional shares of Navistar common stock through the 401(k) plans. However, participants were allowed to sell shares of Navistar common stock if they wish to do so. The Company intends to file its annual report (Form 10-K) as soon as possible, but cannot estimate a date at this time. The suspension of participants’ ability to purchase shares of Navistar common stock should have been effective March 1, 2006, but the restriction was not placed into effect until April 6, 2006. Accordingly, participants who may have purchased Navistar common stock during the period March 1 through April 6, 2006, have been notified by letter that there will be a rescission offer extended to them and that they are not required to take any action with respect to the Navistar common stock at this time. They will be notified by Navistar at the time it conducts its rescission offer.

SUPPLEMENTAL SCHEDULE

IC Corporation 401(k) Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

Identity of issue	Description of investment	Cost**	Current value
*Various participants	Participant loans at interest rates of 5.0% to 10.5%		$503,063

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.